UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of December 2008

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on December 2, 2008: Jacada Announces Cost Reductions in Preparation for Fiscal Year 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ TZVIA BROIDA
		Name:	Tzvia Broida
		Title:	Chief Financial Officer

Dated:	December 2, 2008

Jacada Announces Cost Reductions in Preparation for Fiscal Year 2009

ATLANTA--(BUSINESS WIRE)--December 2, 2008--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced a reduction in force and other related cost containment strategies to align company operations with revenue targets for 2009.

“We have experienced over 60% compound annual growth over the past three years and are on track to meet our guidance for 2008, with revenue growth of 57% to 72% year-over-year and a reduction in annual non-GAAP net loss by as much as 40 to 50 percent,” said Paul O’Callaghan, chief executive officer for Jacada. “However, in light of current economic conditions, it is prudent that we build a more conservative growth plan for next year, and are taking all necessary steps to align our operating expenses with this new plan.”

The company announced today a 14% reduction in workforce worldwide, which impacts approximately 18 employees and 6 subcontractors, and includes additional cost containment actions. Overall, the actions are expected to reduce annual operating expenses by approximately $2.3 million.

“The workforce reductions cover all major areas of our organization, each of our major geographies, United States, Europe and Israel, and the elimination of a senior management position within our services group,” added O’Callaghan. “We believe that these adjustments represent a responsible allocation of our resources to continue to meet our obligations to our current and future customers, and the company remains well positioned to take full advantage of our market opportunity. We have a highly energized and talented team that believes in the business value we provide to our customers, and they are eager to capitalize on this opportunity. Our plans will allow us to continue to make significant progress towards achieving profitability, while supporting the growth we expect to see in 2009.”

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent desktop, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

Forward Looking Statement

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada
Tzvia Broida, 972 9 9525927
Chief Financial Officer
Tzvia@jacada.com
Or
Hayden Communications
Peter Seltzberg, 212-946-2849
peter@haydenir.com